UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)


  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b)(c),
         AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

                                (Amendment No. 4)


                           ThinkEngine Networks, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, $.20 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    192432102
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 August 23, 2007
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


      Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

      |_|   Rule 13d-1(b)

      |X|   Rule 13d-1(c)

      |_|   Rule 13d-1(d)

CUSIP No. 192432102                    13G                   Page 2 of 11 Pages

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Strategic Turnaround Equity Partners, LP (Cayman)
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)   |_|
                                                                 (b)   |X|
                                                                   Joint Filer
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          546,350
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            546,350
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     546,350
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                       |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     8.14% (1)
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
(1) On the basis of 6,707,367 shares of common stock reported by the company to be issued and outstanding as of August 8, 2007 in the Company's latest Quarterly Report on For 10-Q, as filed with the Securities and Exchange Commission on August 9, 2007.

CUSIP No. 192432102                    13G                   Page 3 of 11 Pages

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Galloway Capital Management, LLC                              90-0000838
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)   |_|
                                                                 (b)   |X|
                                                                   Joint Filer
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          546,350
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            546,350
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     546,350
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     8.14% (1)
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
(1) On the basis of 6,707,367 shares of common stock reported by the company to be issued and outstanding as of August 8, 2007 in the Company's latest Quarterly Report on For 10-Q, as filed with the Securities and Exchange Commission on August 9, 2007.

CUSIP No. 192432102                    13G                   Page 4 of 11 Pages

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Bruce Galloway ("Galloway")
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)   |_|
                                                                 (b)   |X|
                                                                   Joint Filer
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           123,907
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          546,350
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         123,907
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            546,350
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     670,257 (2)
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     9.99% (1)
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
(1) On the basis of 6,707,367 shares of common stock reported by the company to be issued and outstanding as of August 8, 2007 in the Company's latest Quarterly Report on For 10-Q, as filed with the Securities and Exchange Commission on August 9, 2007.

(2) Reflects (i) 18,100 shares of Common Stock held by Mr. Galloway, (ii) 51,200 shares of Common Stock held by Mr. Galloway's Individual Retirement Account, (iii) 7880 shares of the Common Stock held by Mr. Galloway's children for which Mr. Galloway has the power to vote and dispose, (iii) 17,100 shares of the Common Stock are owned by RexonGalloway Capital Growth ("RexonGalloway"), an investment company in which Mr. Galloway retains full investment and voting discretion and (iv) 29,507 shares of the Common Stock are owned by Jacombs Investment Inc., which Mr. Galloway is an officer and primary shareholder and (v) 546,350 shares of Common Stock held by Strategic Turnaround Equity Partners, LP Cayman ("STEP"). Mr. Galloway is a managing member and the majority equity holder of Galloway Capital Management, LLC, the general partner of STEP. Mr. Galloway disclaims beneficial ownership of the shares of Common Stock directly beneficially owned by STEP (except for (i) indirect interests therein by virtue of being a member of Galloway Capital Management LLC, and (ii) the indirect interests of Mr. Galloway by virtue of being a limited partner of STEP).

CUSIP No. 192432102                    13G                   Page 5 of 11 Pages

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Gary Herman ("Herman")
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)   |_|
                                                                 (b)   |X|
                                                                   Joint Filer
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           2,500
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          547,350
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         2,500
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            547,350 (2)
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     549,850 (1)
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     8.18% (1)
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
(1) On the basis of 6,707,367 shares of common stock reported by the company to be issued and outstanding as of August 8, 2007 in the Company's latest Quarterly Report on For 10-Q, as filed with the Securities and Exchange Commission on August 9, 2007.

(2) Reflects (i) 2,500 owned by Mr. Herman directly, (ii) 1,000 shares of Common Stock held by FBR, Inc. and (iii) 546,350 shares owned by STEP. Mr. Herman is an officer of FBR which has authorized Mr. Herman to vote and dispose of the shares of Common Stock held by FBR, Inc. Mr. Herman is a managing member of Galloway Capital Management, LLC, the general partner of STEP. Mr. Herman disclaims beneficial ownership of the shares of Common Stock directly beneficially owned by STEP(except for indirect interests of therein by virtue of being a member of Galloway Capital Management LLC).

CUSIP No. 192432102                    13G                   Page 6 of 11 Pages


Item 1(a).  Name of Issuer:

                  Thinkengine Networks, Inc. (the "Issuer")
            --------------------------------------------------------------------

Item 1(b).  Address of Issuer's Principal Executive Offices:

                  100 Nickerson Road
                  Marlborough, MA 01752
            --------------------------------------------------------------------

Item 2(a).  Name of Persons Filing:


                  Bruce Galloway
            --------------------------------------------------------------------

Item 2(b).  Address of Principal Business Office, or if None, Residence:

                  The principal business address for Galloway is
                  c/o Galloway Capital Management, LLC,
                  720 Fifth Avenue, 10th floor
                  New York, New York 10019.
            --------------------------------------------------------------------

Item 2(c).  Citizenship:

                  Galloway is a citizen of the United States.
            --------------------------------------------------------------------

Item 2(d).  Title of Class of Securities:

                  This statement on Schedule 13G is being filed with respect to Common Stock, $0.001 par value per share (the "Common Stock") of the Issuer.
            --------------------------------------------------------------------

Item 2(e).  CUSIP Number:

                  192432102
            --------------------------------------------------------------------

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a: Not Applicable.

     (a)    |_|   Broker or dealer registered under Section 15 of the Exchange
                  Act.

     (b)    |_|   Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c)    |_|   Insurance company as defined in Section 3(a)(19) of the
                  Exchange Act.

     (d)    |_|   Investment company registered under Section 8 of the
                  Investment Company Act.

     (e)    |_|   An investment adviser in accordance with Rule
                  13d-1(b)(1)(ii)(E);

     (f)    |_|   An employee benefit plan or endowment fund in accordance with
                  Rule 13d-1(b)(1)(ii)(F);

     (g)    |_|   A parent holding company or control person in accordance with
                  Rule 13d-1(b)(1)(ii)(G);

     (h)    |_|   A savings association as defined in Section 3(b) of the
                  Federal Deposit Insurance Act;

     (i)    |_|   A church plan that is excluded from the definition of an
                  investment company under Section 3(c)(14) of the Investment
                  Company Act;

     (j)    |_|   Group, in accordance with Rule 13d-1(b)(1)(ii)(J). (1)

CUSIP No. 192432102                    13G                   Page 7 of 11 Pages

Item 1(a).  Name of Issuer:

                  Thinkengine Networks, Inc. (the "Issuer")
            --------------------------------------------------------------------

Item 1(b).  Address of Issuer's Principal Executive Offices:

                  100 Nickerson Road
                  Marlborough, MA 01752
            --------------------------------------------------------------------

Item 2(a).  Name of Persons Filing:

                  Gary Herman ("Herman")
            --------------------------------------------------------------------

Item 2(b).  Address of Principal Business Office, or if None, Residence:

                  The principal business address for Herman is
                  c/o Galloway Capital Management, LLC,
                  720 Fifth Avenue, 10th floor
                  New York, New York 10019.
            --------------------------------------------------------------------

Item 2(c).  Citizenship:

                  Herman is a citizen of the United States.
            --------------------------------------------------------------------

Item 2(d).  Title of Class of Securities:

                  This statement on Schedule 13G is being filed with respect to Common Stock, $0.001 par value per share (the "Common Stock") of the Issuer.
            --------------------------------------------------------------------

Item 2(e).  CUSIP Number:

                  192432102
            --------------------------------------------------------------------

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a: Not Applicable.

     (a)    |_|   Broker or dealer registered under Section 15 of the Exchange
                  Act.

     (b)    |_|   Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c)    |_|   Insurance company as defined in Section 3(a)(19) of the
                  Exchange Act.

     (d)    |_|   Investment company registered under Section 8 of the
                  Investment Company Act.

     (e)    |_|   An investment adviser in accordance with Rule 13d-1(b)(1)(ii)
                  (E);

     (f)    |_|   An employee benefit plan or endowment fund in accordance with
                  Rule 13d-1(b)(1)(ii)(F);

     (g)    |_|   A parent holding company or control person in accordance with
                  Rule 13d-1(b)(1)(ii)(G);

     (h)    |_|   A savings association as defined in Section 3(b) of the
                  Federal Deposit Insurance Act;

     (i)    |_|   A church plan that is excluded from the definition of an
                  investment company under Section 3(c)(14) of the Investment
                  Company Act;

     (j)    |_|   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No. 192432102                    13G                   Page 8 of 11 Pages

Item 1(a).  Name of Issuer:

                  Thinkengine Networks, Inc. (the "Issuer")
            --------------------------------------------------------------------

Item 1(b).  Address of Issuer's Principal Executive Offices:

                  100 Nickerson Road
                  Marlborough, MA 01752
            --------------------------------------------------------------------

Item 2(a).  Name of Persons Filing:

                  Strategic Turnaround Equity Partners, LP (Cayman) ("STEP"), Galloway Capital Management, LLC, Bruce Galloway and
                  Gary Herman
            --------------------------------------------------------------------

Item 2(b).  Address of Principal Business Office, or if None, Residence:

                  The principal business address for STEP is
                  c/o Stuarts Corporate Services, Ltd,
                  P.O. Box 2510 GT, 4th floor,
                  One Cayman Financial Centre,
                  36A Dr. Roy's Drive, Georgetown,
                  Grand Cayman, Cayman Island.
                  STEP is managed by Galloway Capital Management, LLC,
                  with its principal business at
                  720 Fifth Avenue, 10th floor,
                  New York, New York 10019.
                  Messrs. Galloway and Herman conduct their business at
                  720 Fifth Avenue, 10th Floor,
                  New York, NY 10019
            --------------------------------------------------------------------

Item 2(c).  Citizenship:

                  STEP is a limited partnership formed under the laws of the Cayman Islands.
            --------------------------------------------------------------------

Item 2(d).  Title of Class of Securities:

                  This statement on Schedule 13G is being filed with respect to Common Stock, $0.001 par value per share (the "Common Stock") of the Issuer.
            --------------------------------------------------------------------

Item 2(e).  CUSIP Number:

                  192432102
            --------------------------------------------------------------------

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a: Not Applicable.

     (a)    |_|   Broker or dealer registered under Section 15 of the Exchange
                  Act.

     (b)    |_|   Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c)    |_|   Insurance company as defined in Section 3(a)(19) of the
                  Exchange Act.

     (d)    |_|   Investment company registered under Section 8 of the
                  Investment Company Act.

     (e)    |_|   An investment adviser in accordance with Rule
                  13d-1(b)(1)(ii)(E);

     (f)    |_|   An employee benefit plan or endowment fund in accordance with
                  Rule 13d-1(b)(1)(ii)(F);

     (g)    |_|   A parent holding company or control person in accordance with
                  Rule 13d-1(b)(1)(ii)(G);

     (h)    |_|   A savings association as defined in Section 3(b) of the
                  Federal Deposit Insurance Act;

     (i)    |_|   A church plan that is excluded from the definition of an
                  investment company under Section 3(c)(14) of the Investment
                  Company Act;

     (j)    |_|   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No. 192432102                    13G                   Page 9 of 11 Pages


Item 4.  Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

      (a)   Amount beneficially owned:

                  The information in items 1 and 5 through 11 on the cover page on this Schedule 13G is hereby incorporated by reference.
            --------------------------------------------------------------------

      (b)   Percent of class:

                  The information in items 1 and 5 through 11 on the cover page on this Schedule 13G is hereby incorporated by reference.
            --------------------------------------------------------------------

      (c)   Number of shares as to which such person has:

                  The information in items 1 and 5 through 11 on each cover page of this Schedule 13G is hereby incorporated by reference.

The purpose of this Filing is to reflect the ownership by the Reporting Persons in the shares of the Issuer. Mr. Galloway owns approximately 20% of the partnership interests in STEP as of June 30th, 2007.

         Strategic Turnaround Equity Partners, L.P. (Cayman): 546,350 Bruce Galloway: 670,257(1)(2)
         Gary Herman: 549,850(2)(3)

(1) 91,100 shares held by Mr. Galloway. 4,000 shares held by Mr. Galloway's children for whom Mr. Galloway has the power to vote and dispose, 21,100 shares held by RexonGalloway Capital Growth, LLC, for which Mr. Galloway has the power to vote and dispose the shares and 546,350 shares held by Strategic Turnaround Equity Partners, L.P.(Cayman)("STEP").

(2) Mr. Galloway and Mr. Herman are the managing members of Galloway Capital Management, LLC (Cayman), the general partner of STEP and share the power to vote and dispose the shares. As a result, Mr. Galloway may be deemed to directly beneficially own the shares held by his children, Jacombs and may be deemed indirectly beneficially own, together with Mr. Herman, the shares held by STEP. Mr. Galloway disclaims beneficial ownership of the shares directly beneficially owned, together with Mr. Herman, by STEP, except to the indirect interests by virtue of Mr. Galloway being, together with Mr. Herman, managing members of Galloway Capital Management, LLC (Cayman), the general partner of STEP.

(3) 2,500 shares held by Mr. Herman directly, 1000 shares held by FBR, Inc, for which Mr Herman has the power to vote and dispose and 546,350 shares held by Strategic Turnaround Equity Partners, L.P (Cayman) ("STEP").

CUSIP No. 192432102                    13G                   Page 10 of 11 Pages

Mr. Herman and Mr. Galloway are managing members of Galloway Capital Management, LLC (Cayman), the general partner of STEP and share the power to vote and dispose the shares. As a result, Mr. Herman may be deemed to directly beneficially own the shares held by FBR and may be deemed indirectly beneficially own, together with Mr. Galloway, the shares held by STEP. Mr. Herman disclaims beneficial ownership, together with Mr. Galloway, of the shares directly beneficially owned by STEP, except to the indirect interests by virtue of Mr. Herman being, together with Mr. Galloway, managing members of Galloway Capital Management, LLC (Cayman), the general partner of STEP.


Item 5.     Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [ ].

                  Not Applicable
            --------------------------------------------------------------------

Item 6.     Ownership of More Than Five Percent on Behalf of Another Person.

                  As set forth in Item 4(c), some of the shares of Common Stock covered by this Schedule 13G are owned by persons other than Galloway, none of whom, holds five percent or more of the securities reported herein.
            --------------------------------------------------------------------

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

                  Not Applicable
            --------------------------------------------------------------------

Item 8.     Identification  and  Classification  of Members of the Group.

                  Not Applicable
            --------------------------------------------------------------------

Item 9.     Notice of Dissolution of Group.

                  Not Applicable.
             -------------------------------------------------------------------

Item 10.    Certifications.

      (a) The following certification shall be included if the statement is filed pursuant to Rule 13d-1(c):

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 192432102                    13G                   Page 11 of 11 Pages

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 5, 2007



                                Strategic Turnaround Equity Partners,LP (Cayman)

                                By: /s/ Gary Herman
                                    --------------------------------------------
                                Name:   Gary Herman
                                Title:  Managing Member of Galloway
                                        Capital Management, LLC, the
                                        Investment Advisor of Strategic
                                        Turnaround Equity Partners, LP (Cayman)


                                        Galloway Capital Management, LLC

                                        By: /s/ Gary Herman
                                            ------------------------------------
                                        Name:   Gary Herman
                                        Title:  Managing Member


                                        By: /s/ Bruce Galloway
                                            ------------------------------------
                                                Bruce Galloway


                                        By: /s/ Gary Herman
                                            ------------------------------------
                                                Gary Herman